May 5, 2006

Via Facsimile ((212) 269-5420) and U.S. Mail

Kenneth W. Orce, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, NY  10005

Re:	Engelhard Corporation
	Preliminary Proxy Statement
	Filed April 26, 2006
      	File No. 005-37173

Dear Mr. Orce:

      We have the following comments on the above-referenced filing.

Preliminary Proxy Statement
1. Please tell us why you have not filed the proxy statement as an exhibit to both your Schedule 14D-9 and a Schedule TO-C in connection with your proposed self-tender offer.
2. The filing bears an incorrect EDGAR header identification tag. These definitive additional soliciting materials should have been filed with a header identification tag of PREC14A. Please fax a request for this header identification tag to be corrected to the attention of Sylvia Pilkerton in the Office of Edgar and Information
Analysis at (202) 772-9216.
3. Provide fill in the blanks in your preliminary proxy statement.

Cover letter
4. Please revise the cover page of your proxy statement and the form of proxy to clearly identify it as being preliminary. See Rule 14a-
6(e)(1) of Regulation 14A.
5. Refer to the third bullet point under the heading "The Recapitalization Plan." Please revise to include the forward P/E multiples of Johnson Matthey and Umicore. Also, balance your disclosure regarding the increase in your peers` P/E/ multiples since
BASF`s offer with disclosure of whether the increase may be the result of BASF`s offer and the possibility that the market believes your peers will also be the targets of acquisition offers. Please make these revisions elsewhere in your proxy statement as necessary.
6. We note your disclosure generally indicating to security holders that a vote for your nominees would effectively be a vote for the recapitalization plan instead of the tender offer. Please tell us whether you considered including additional disclosure discussing the benefits, detriments and effects of the offer and the recapitalization plan.

Engelhard`s Position Regarding BASF`s Offer, page 4
7. Please include a reference to your Schedule 14D-9 and describe how security holders may obtain it.

Summary of the Recapitalization Plan, page 4
8. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide support for your belief that the recapitalization plan will result in $15 million annual cost savings beginning in 2007.

Closing Information

      Please amend your filing promptly to comply with our comments.
If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


								Sincerely,



								Daniel F. Duchovny
								Special Counsel
								Office of Mergers &
Acquisitions
Kenneth W. Orce, Esq.
Cahill Gordon & Reindel LLP
May 5, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE